

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

May 22, 2009

By Facsimile (212-378-2454) and U.S. Mail

Helene R. Banks, Esq.
Cahill Gordon & Reindel LLP
Eighty Pine Street
New York, New York 10005-1702

> **Re:** **Validus Holdings Ltd.**
> **Revised Preliminary Proxy Statement filed on May 19, 2009**
>   **(the "Share Issuance Proxy Statement")**
> **File No. 001-33606**
>
> **IPC Holdings, Ltd.**
> **Preliminary Proxy Statement on Schedule 14A filed May 12, 2009**
>   **(the "Court-Ordered Meeting Proxy Statement")**
> **Filed by Validus Holdings Ltd.**
> **File No. 000-27662**

Dear Ms. Banks:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Share Issuance Proxy Statement

1.   We reissue the third bullet point of prior comment 10. Your response does not provide the support requested for the referenced language; the support only

addresses your limitations of reinsurance aggregates by exposure zone without showing how the acquisition of IPC would allow you to remain within those limitations.

Court-Ordered Meeting Proxy Statement
General

2.   Please update the proxy statement to include all developments since the date of filing, including information regarding your increased offer to IPC announced on May 19, 2009, the status of all court hearings or proceedings pending before the Bermuda court, current stock price and shareholder information as of the most practicable recent date and updated information contained in recent filings. Also, update your disclosure throughout the proxy statement to be consistent with similar disclosure in other filings which have been revised in response to our comments.

Cover Page

3.   Please revise the cover page of the proxy statement and the form of proxy to clearly mark each as "Preliminary Copy." Refer to Rule 14a-6(e)(1).

4.   Please explain the difference between poll voting and show of hands voting.

5.   We note your disclosure that the court-ordered meeting will be held in accordance with an order from the Bermuda court "at the request of certain IPC shareholders." If Validus is the only IPC shareholder making the request, revise your disclosure to state so.

Questions and Answers, page 1

Q: What are the closing conditions set forth in the Scheme of Arrangement, page 4

6.   We note your statement that a condition to the closing of the Scheme of Arrangement is that the Max Amalgamation Agreement shall have been "validly terminated on terms reasonably satisfactory to Validus…" Please explain what you mean by this statement and what would constitute a "reasonably satisfactory" termination of the Max Amalgamation Agreement. Please update the disclosure elsewhere in the proxy statement as necessary.

7.   Please revise the condition in the third bullet point on page 5 to state whether any of the events described therein have occurred between December 31, 2008 and the filing date. Please update the disclosure elsewhere in the proxy statement as necessary.

Summary, page 9

Amendment and Termination of the Scheme of Arrangement, page 13

8.   We note your statement that you have "been advised" that it is unlikely that the Supreme Court of Bermuda will impose or approve any condition to the Scheme of Arrangement or any modification or addition to the Scheme of Arrangement that would be material to the interests of IPC shareholders unless IPC shareholders are informed thereof in advance of the court-ordered IPC meeting. Please disclose who has advised you in this respect in all places in the proxy statement in which this statement appears.

The Court-Ordered IPC Meeting, page 81

Proxy Solicitation, page 82

9.   We note your statement that you estimate the fee you will pay Georgeson Inc. to be "a fee not to exceed $100.000." Please revise the figure to read $100,000, if correct.

Comparison of Shareholder Rights, page 88

Corporate Governance, page 89

10.   Please provide a brief summary of the shareholder rights contained in the memorandum of association and bye-laws of both Validus and IPC as well as under Bermuda law, as referenced in this section.

Closing Information

        Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

        You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Laura Crotty at (202) 551-3563 or to me (202) 551-3619. You may also contact me via facsimile at (202) 772-9217. Please send all correspondence to us at the following ZIP code: 20549-6010.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions